FILE NUMBER 814-00726

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

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The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

CONIHASSET CAPITAL PARTNERS, INC.
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(Name of Company)

Two International Place, 16th Floor
Boston, MA 02110
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Address of Principal Business Office
(Number and Street, City, State and Zip Code)

(617) 235-7215
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Telephone Number (including area code)

000-52011
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File Number under the Securities Exchange Act of 1934

Basis for filing the notification of withdrawal:

Conihasset Capital Partners, Inc. (the “Company”) determined, based on the nature of its investments, that the Company was not currently required to be regulated as a business development company under the Investment Company Act of 1940, as amended, (the “1940 Act”) because it does not meet the definition of an “investment company” in the 1940 Act. This is due to the fact that its non-cash assets consist almost entirely of an investment in a company that it controls. Thus, it is operating, and intends to operate on a going-forward basis, as a holding company rather than an investment company.

Accordingly, on April 19, 2007, at the Annual Meeting of the stockholders of the Company, a majority of the outstanding voting securities of the Company approved the authorization of the board of directors of the Company to withdraw the Company’s election to be treated as a business development company under the 1940 Act.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Boston, Massachusetts on the 20th day of April 2007.

CONIHASSET CAPITAL PARTNERS, INC. By: /s/Richard D. Bailey Name: Richard D. Bailey Title: President, Chief Executive Officer and Director

Attest: /s/Andrew J. Cahill
Name: Andrew J. Cahill
Title: Executive Vice President,
Secretary and Director